FOR IMMEDIATE RELEASE

         CONTACT:  CSX                      Conrail
                   Thomas E. Hoppin         Craig R. MacQueen
                   (804) 782-1450           (215) 209-4594

                   Kekst and Company        Abernathy MacGregor Group
                   Richard Wolff            Joele Frank/Dan Katcher
                   (212) 593-2655           (212) 371-5999

                  FEDERAL COURT DENIES NORFOLK SOUTHERN'S MOTION

          PURCHASE OF SHARES IN TENDER OFFER EXPECTED TO OCCUR PROMPTLY
                         AFTER EXPIRATION ON NOVEMBER 20


                   RICHMOND, VA AND PHILADELPHIA, PA, NOV. 19, 1996 -- CSX Corporation (CSX) (NYSE: CSX) and Conrail Inc. (Conrail) (NYSE: CRR) said today that they are pleased with the decision of the United States District Court for the Eastern District of Pennsylvania denying Norfolk Southern Corporation's motion for a preliminary injunction to block completion of CSX's $110 cash tender offer for 19.9% of Conrail shares outstanding.

                   John W. Snow, CSX's chairman, president and chief executive officer, and David M. LeVan, Conrail's chairman, president and chief executive officer, issued the following statement:

                   "We are gratified with the Court's decision, which enables us to proceed as planned with CSX's tender offer -- the first step in the CSX - Conrail merger. The purchase of shares in the tender offer is expected to occur promptly after the scheduled expiration at midnight Eastern time on Wednesday, November 20th, and will provide nearly $2 billion in cash to Conrail shareholders for approximately 19.9% of Conrail's outstanding voting stock. We are fully committed to completing our strategic merger, which we believe is clearly the superior business combination."

                   CSX Corporation, headquartered in Richmond, Va, is an international transportation company offering a variety of rail, container-shipping, intermodal, trucking, barge, and contract logistics management services.

                   Conrail, with corporate headquarters in Philadelphia, Pa, operates an 11,000-mile rail freight network in 12 northeastern and midwestern states, the District of Columbia, and the Province of Quebec.

                   Additional information regarding this announcement can be found on the companies' Web sites on the Internet. CSX's home page can be reached at http://www.CSX.com.
         Conrail's home page can be reached at http://www.CONRAIL.com.


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